October 08, 2010

Attention: Kathleen Collins

Re: Patents Professionals

File No. 333-160031

Dear Ms. Collins

Thanks you for your letter dated September 15, 2010 and commenting on our S-1 filing. Please find below our answers to your comments.

According to prior instructions, please find the correct redlined version of the S-1. We will respond the new set of comments dated October 5, 2010 and send the answers along with the amended S-1 soon.

Form S-1

General

We have re-titled the prior Form S-1A2, changing it to Form S-1A Amendment no. 3. We have also updated the dates on the prospectus

We included the audit report of independent registered public accounting firm, Seale & Beers, pursuant to Rule 2.02 of Regulation S-X, dated June 25, 2010.

1.

We have updated the financial statements pursuant to Rule 8-08 of Regulation S-X.

Summary Information

Summary Information about Patents Professional, Inc.

2.

We revised the third paragraph and disclosed the accumulated deficit as of the date of the most current financial statements. Similar disclosure was made in “Results of Operations” section within Management’s Discussion and Analysis.

3.

We revised our disclosure according to your comments, considering the dependence on hiring the appropriate third parties to perform all the essential services and the status of the hiring process.

Risk Factors

We have updated the date referring to the auditor’s report to December 31, 2009 according to audit report dated June 25, 2010.

4.

We have addressed the risks of our sole officer and director being a non-resident of the United States and also the risks related to assets location.

Risk Related to this Offering

“(21) If a market for our common stock does not develop…”

5.

Changes done according to this comment.

Use of Proceeds

6.

Use of proceeds reconciled and revised accordingly.

7.

Disclosure revised here and in the “Summary of the Offering by the Company” to clarify the hiring of a patent consultant.

Description of Business

Market Opportunity

8.

Source informed bellow the title “Number of Patents Granted as Distributed by Year of Patent Grant Breakout by U.S. State and Foreign Country of Origin”

9.

Prospectus revised to address the impact of the current economy on our business plan.

10.

Sentence erased since it is not relevant to the subject of this section.

Marketing

11.

Disclosure revised according to your comment.

Available Information

12.

Section revised accordingly.

Financial Statements

Financial Statements at and for the periods ended March 31, 2009 and December 31, 2008

13.

The company has restated its Balance Sheets as at December 30, 2008 due to an unrecorded liability of Incorporation Costs and to prematurely showing the issuance of Shares in December 2008:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

14.

This section and the first risk factor revised accordingly.

Changes In and Disagreements with Accountants and Accounting and Financial Disclosure

15.

Included the required disclosure in this section.

Part II. Information Not Required in Prospectus

Exhibits and Financial Statement Schedules

16.

References corrected.

17.

According to our auditors instructions, we do not need to include the review report in our S-1A, only the June 25, 2010 report of our audit of 12/31/2009, for which we have their consent.

//Wagner Massao Yomoguita//

President & CEO

Patents Professional, Inc.

Phone (775) 321-8206